EXHIBIT 99.3

Cardiome Reports Third Quarter Results

VANCOUVER, British Columbia, Nov. 4, 2011 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today reported financial results for the third quarter ended September 30, 2011. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

We recorded a net loss of $7.2 million ($0.12 per common share) for the three months ended September 30, 2011 (Q3-2011), compared to a net income of $22.8 million ($0.37 per common share) for the three months ended September 30, 2010 (Q3-2010). Net expenditures for the current quarter are comprised mainly of clinical development efforts, pre-clinical research projects and other normal operating costs. The net income for Q3-2010 was largely due to recognition of a $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv), partially offset by normal operating expenses.

Total revenue for Q3-2011 was $0.3 million, a decrease of $29.9 million from $30.2 million in Q3-2010.

Research and development expenditures were $3.9 million for Q3-2011 compared to $3.5 million for Q3-2010. General and administration expenditures for Q3-2011 were $2.7 million compared to $3.5 million for Q3-2010. Interest expense for Q3-2011 and Q3-2010 was $0.6 million.

Stock-based compensation, a non-cash item included in operating expenses for Q3-2011 and Q3-2010, was $0.6 million.

Liquidity and Outstanding Share Capital

At September 30, 2011, the Company had cash and cash equivalents of $54.5 million. As of November 3, 2011, the Company had 61,129,091 common shares issued and outstanding and 4,941,990 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $7.06 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Friday, November 4, 2011 at 9:00am Eastern (6:00am Pacific). To access the conference call, please dial 877-670-9780 and reference conference 25290449. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 3, 2011. Please dial 855-859-2056 or 404-537-3406 and enter code 25290449 to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com